CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007

*	Other schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 and supplemental schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan Administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 23, 2009

CITIGROUP 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$6,847,228,573	11,285,408,881
Wrapper contracts, at fair value	2,212,935	799,158

Total investments, at fair value	6,849,441,508	11,286,208,039

Participant loans	214,753,084	229,759,483

Receivables:
Receivable for investments sold but not delivered	94,241	881,686
Interest and dividends	3,836,405	4,935,667
Employer contributions	593,595,266	80,385,451
Other receivables	331,422	—

Total receivables	597,857,334	86,202,804

Total assets	7,662,051,926	11,602,170,326

Liabilities:
Payable for investments purchased but not received	1,088,535	2,573,298
Payable for trustee and administrative fees	9,435,524	4,387,357

Total liabilities	10,524,059	6,960,655

Net assets reflecting all investments at fair value	7,651,527,867	11,595,209,671

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	96,155,180	(1,931,123)

Net assets available for benefits	$7,747,683,047	11,593,278,548

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions (deductions) to net assets attributed to:
Investment income (loss):
Dividends	$202,392,530	324,527,345
Interest	86,558,690	103,673,033
Net depreciation in fair value of investments	(4,451,577,871)	(1,511,599,309)

Net investment loss	(4,162,626,651)	(1,083,398,931)

Contributions:
Participants	756,723,978	771,530,103
Employer	601,523,193	80,385,451

Total contributions	1,358,247,171	851,915,554

Total deductions from net assets	(2,804,379,480)	(231,483,377)

Deductions from net assets attributable to:
Distributions to participants	1,127,856,826	1,186,665,979
Trustee and administrative expenses	15,866,926	10,106,356
Dividends paid to participants	2,469,363	4,574,714

Total deductions from net assets	1,146,193,115	1,201,347,049

Net decrease before transfers	(3,950,572,595)	(1,432,830,426)

Transfers in from other plans (note 1)	104,977,094	2,702,847

Net decrease after transfers	(3,845,595,501)	(1,430,127,579)

Net assets available for benefits at:
Beginning of year	11,593,278,548	13,023,406,127

End of year	$7,747,683,047	11,593,278,548

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company), its subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). Effective March 1, 2003, the Plan consists of an ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan.

Prior to December 8, 2008, Citibank N.A. was the Trustee of the Plan. Effective December 8, 2008, Reliance Trust Company became the Trustee for the assets held in the Citigroup Common Stock Fund. Effective December 8, 2008, State Street Corporation became the Trustee of the Plan’s remaining assets. Plan assets are held by State Street Bank & Trust Company, the Custodian, in a Trust Fund established under the Plan.

The Plan is administered by a third-party administrator. CitiStreet LLC (CitiStreet) managed the administration and recordkeeping prior to July 1, 2008. Effective July 1, 2008, the Company and State Street Corporation completed the sale of CitiStreet to ING Institutional Plan Services LLC (ING). ING assumed recordkeeping responsibilities of the Plan at the time of acquisition.

The Company initiated the Financial Education Program, free of charge, for benefits-eligible employees. Costs are paid by the Plan Sponsor (the Company is the Plan Sponsor, as defined by the Plan). The program features a toll-free telephone number staffed by financial counselors where employees can obtain asset allocation assistance for their plan investments based on their individual risk profile, retirement horizon, and other factors. Ernst and Young’s EY Financial Planner Line manages the telephone financial education program. The EY Financial Planner Line utilizes the Financial Engines Personal Online Advisor to provide employees with asset allocation assistance.

On March 10, 2008, the Citi Institutional Liquid Reserves Fund was replaced by the BlackRock TempFund as an investment option in the Citigroup 401(k) Plan. If a participant had an account balance in the Citi Institutional Liquid Reserves Fund, his or her balance was transferred to the BlackRock TempFund, a traditional money market fund similar to the Citi Institutional Liquid Reserves Fund.

On February 19, 2008, the Plan added the Citi Institutional U.S. Treasury Reserves Fund.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Effective January 1, 2008, company matching contributions were increased to a maximum of 6% of the participant’s eligible pay (up to the annual compensation maximum set by the Code) for eligible employees at all compensation levels. Company matching contributions are calculated as the lesser of 6% of a participant’s eligible pay or the amount of their contributions to the Plan. The Company contributes a fixed contribution of up to 2% of eligible pay to the plan accounts of certain eligible participants whose total compensation is less than $100,000 and who met certain other criteria designated by the Plan.
Effective January 1, 2008, participants can contribute to a Roth 401(k) account within the Plan.
Effective January 1, 2008, an annual transition contribution is made to the Plan accounts of certain employees. Eligible participants generally include employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006. In order to be eligible for this contribution, an employee’s total contribution opportunity from the Company under the programs effective prior to January 1, 2008 (cash balance pension, Plan matching contributions, and Citigroup Ownership Program) must have exceeded the total of the maximum matching contribution and, if eligible, the fixed contribution under the new Plan design.
Other profit sharing company contributions are also provided to certain grandfathered groups on a limited basis.
The following table reflects the net assets transferred into the Plan during the years ended December 31, 2008 and 2007:

Plan Transferred	Transfer Date	2008	2007

Legg Mason	4/1/2008	$42,678	$—
Old Lane Management	1/10/2008	2,491,945	—
Bisys Group	1/4/2008	85,705,655	—
ATD	1/2/2008	15,869,616	—
Ameriquest	1/1/2008	867,200	—
Ecount	6/7/2007	—	2,702,847

Net assets transferred		$104,977,094	$2,702,847

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
On February 25, 2008, Citigroup acquired 70 employees of Legg Mason, Inc and Legg Mason Private Portfolio Group, LLC (collectively, Legg Mason). Legg Mason employees became eligible to participate in the Plan as of April 1, 2008. Net assets of $42,678 were transferred into the Plan.
Effective January 1, 2008, the Old Lane Management, LP Incentive Savings Trust (Old Lane) merged into the Plan. Old Lane employees became eligible to participate in the Plan as of January 1, 2008. Net assets of $2,491,945 were transferred into the Plan on January 10, 2008.
Effective January 1, 2008, the Bisys Group, Inc. 401(k) Savings Plan (Bisys) merged into the Plan. Bisys employees became eligible to participate in the Plan as of January 1, 2008. Net assets of $85,705,655 were transferred into the Plan on January 4, 2008.
Effective January 1, 2008, the Automated Trading Desk 401(k) Plan (ATD) merged into the Plan. ATD employees became eligible to participate in the Plan as of January 1, 2008. Net assets of $15,869,616 were transferred into the Plan on January 2, 2008.
Effective February 27, 2007, Citigroup acquired a business segment from Ameriquest Mortgage Company, ACC Capital Holdings Corporation, Argent Mortgage Company LLC, and AMC Mortgage Services, Inc. (collectively, Ameriquest). Net assets of the Ameriquest plans were not transferred to the Plan. Ameriquest employees were permitted to rollover their account balance into the Plan. Ameriquest employees became eligible to participate in the Plan as of January 1, 2008. Net assets of $867,200 were transferred into the Plan on January 1, 2008.
Effective June 1, 2007, the ECount, Inc. 401(k) Plan (ECount) was merged into the Plan. Net assets of $2,702,847 were transferred into the Plan on June 7, 2007. ECount participants became eligible to participate in the Plan as of March 1, 2007. In lieu of participating in the Citigroup Pension Plan, Ecount participants who met the eligibility requirements of the Citigroup Pension Plan were entitled to a one time contribution to the Plan on account of the 2007 Plan Year. The one time contribution was credited to participant accounts during 2008. The contribution was calculated based upon each participant’s age, completed years of credited service, and eligible compensation.
Effective December 5, 2007, the Company acquired Metalmark Capital LLC (Metalmark). Metalmark employees became eligible to participate in the Plan as of January 8, 2008.
Effective October 17, 2007, the Company acquired PayQuik.com, Inc. (PayQuik). PayQuik employees became eligible to participate in the Plan as of January 8, 2008.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Effective September 4, 2007, the Plan instituted new investment options. As part of the transition to the new funds, some investment options were liquidated and “mapped” to new investment options as indicated below:

If a participant had a balance in one of the	The participant’s balance was mapped to the
following funds:	following funds:
Conservative Focus Fund	Barclays Global Investors Life Path Funds
Moderate Focus Fund	Barclays Global Investors Life Path Funds
Aggressive Focus Fund	Barclays Global Investors Life Path Funds
Legg Mason Partners Capital Fund	State Street Global Advisors Russell 3000 Index Fund
Legg Mason Partners Government Securities	State Street Global Advisors Lehman Brothers Aggregate Bond Index Fund
Fixed Income Securities Fund	State Street Global Advisors Lehman Brothers Aggregate Bond Index Fund
Legg Mason Partners Fundamental Value	Private Capital All Cap Value Fund
Legg Mason Partners Large Cap Growth	Wellington Large Cap Growth Fund
Legg Mason Partners Appreciation	Barrow Hanley Large Cap Value Fund
Wasatch Small Cap Growth	Small Cap Growth Fund
Legg Mason Partners Small Cap Value	Small Cap Value Fund
Europacific Growth	Dodge & Cox International Stock Fund
Templeton Developing Markets Trust	Emerging Market Equity Fund

Effective August 14, 2007, the Company initiated the Professional Account Manager Program, whereby the participant who voluntarily elects this program is charged 0.35% or $2.92 per month for each $10,000 in their account. If the participant chooses to be part of the Professional Account Manager Program, the fee will be automatically deducted from their account. The program provides a personalized savings and investment strategy for the participant to have their account professionally and proactively managed.

Effective March 5, 2007, the Company acquired Grupo Financiero Uno (GFU). GFU employees became eligible to participate in the Plan as of March 5, 2007.

Effective January 19, 2007, Citigroup acquired a business segment of 2,500 employees from ABN AMRO Mortgage Group, Inc. (ABN AMRO). Net assets of ABN AMRO Group Profit Sharing and Savings Plan were not transferred into the Plan. ABN AMRO participants were allowed to keep their balances in the ABN AMRO Group Profit Sharing and Savings Plan or rollover their balance into the Plan. ABN AMRO participants became eligible to participate in the Plan as of March 1, 2007. In lieu of participating in the Citigroup Pension Plan, ABN AMRO participants who met the eligibility requirements of the Citigroup Pension Plan were entitled to a one time contribution to the Plan on account of the 2007 Plan Year. The one time contribution was credited to participant accounts during 2008. The contribution was calculated based upon each participant’s age, completed years of credited service, and eligible compensation.

Effective December 20, 2006, Citigroup acquired 70 employees of the “Housing Bond Sector” of Capmark Financial Group Inc., Capmark Capital Inc., Capmark Securities Inc., Capmark Finance

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007

Inc. (collectively, “Capmark”). Capmark employees became eligible to participate in the Plan as of February 7, 2007. In lieu of participating in the Citigroup Pension Plan, Capmark employees who met the eligibility requirements of the Citigroup Pension Plan were entitled to a one time contribution to the Plan on account of the 2007 Plan Year. The one time contribution was credited to participant accounts during 2008. The contribution was calculated based upon each participant’s age, completed years of credited service, and eligible compensation.

Effective January 1, 2007, past and future company matching contributions that were initially invested in the Citigroup Common Stock Fund and had to remain in the fund for five years or until a participant attained age 55, can be transferred into other Plan investments.

Effective January 1, 2007, part-time employees scheduled to work 20 hours or more a week are eligible to contribute to the Plan on the first day of the first pay period following his or her date of hire. Eligible full or part-time employees are subjected to the Plan’s automatic enrollment provision and will be enrolled to contribute to the Plan 90 days after the eligibility date.

(b)	Employee Contributions

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, as defined in the Plan document. An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible pay (subject to a statutory limitation of $15,500 for 2008 and 2007) as pretax contributions. Employee pretax contributions and employer contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

As described in note 1(a), part-time employees scheduled to work 20 hours or more a week are eligible to contribute to the Plan on the first day of the first pay period following his or her date of hire. Eligible full or part-time employees will automatically be subjected to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after the eligibility date. If the participants do not want to be enrolled automatically in the Plan, they have a 90-day grace period from his or her eligibility date to decline enrollment. The initial automatic deferral percentage is 3%. Participants whose first date of hire is on or after January 1, 2007 who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing his or her before-tax contributions to be increased by 1% annually up to a maximum of 10% unless the participant directs otherwise.

Catch-up contributions are permitted in accordance with Section 414 (v) of the Code. Participants who expect to reach or are over age 50 by the plan year-end can contribute up to 49% of his or her eligible pay up to $5,000 in 2008 and 2007, bringing those participants’ statutory limitation to $20,500 for 2008 and 2007.

In addition, the Code limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation over $105,000 for 2008 and $100,000 for 2007.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(c)	Employer Contributions

Participants must contribute to the Plan to receive company matching contributions.

Effective January 1, 2008, the company matching contributions were increased to a maximum of 6% of the participant’s eligible pay (up to the annual compensation maximum set by the Code) for eligible employees at all compensation levels. The company matching contributions are equal to the lesser of 6% of a participant’s eligible pay or equal to their contributions during the Plan Year. A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts for certain employees whose total compensation is less than $100,000. An annual transition contribution is credited to the Plan accounts of certain employees who exceed the maximum matching contribution and, if eligible, the fixed contribution. Participants eligible for the annual transition contribution generally include employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006.

As further described above, effective January 1, 2008, employer contributions consisted of three major components, including the company matching contribution, fixed contribution, and transition contribution. Of the $593.6 million employer contribution receivable at December 31, 2008, $490 million relates to the company matching contributions. Company contributions relating to 2008 were credited to participant accounts in 2009.

During 2007, the maximum company matching contributions was calculated to be equal to the lesser of $1,500 or 3% of eligible pay, as shown in the table below. Eligible participants included employees whose qualifying compensation was $100,000 or less and had met the service eligibility requirement (generally one year for full-time employees).

Company Matching Contributions

For each $1 contributed by the
If qualifying compensation for	participant, the Company will
the current year is:	contribute:	To a maximum of:
$0 – $50,000 $50,000.01 – $75,000 $75,000.01 – $100,000	$3 $2 $1	3% of eligible pay to maximum of $1,500 annually

Greater than $100,000	No matching contribution will be made.
(d)	Participant Accounts

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%.

A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(e)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(f)	Investment Options

Plan assets are held in a Trust Fund and are invested in the investment options at the direction of Plan participants, in accordance with the Plan document.

In general, Plan participants may move their Plan assets among the Plan’s investment options through a fund transfer, reallocation, or rebalance no more frequently than once every seven calendar days. An exception to this rule is that they may move Plan assets into the Citi Institutional U.S. Treasury Reserves Fund or the BlackRock TempFund at any time. However, once a participant moves his or her Plan assets into one of these funds, he or she cannot move Plan assets out of the same fund for seven calendar days. Prior to September 4, 2007 the seven-day policy was a fifteen-day policy.

In addition, Plan participants may not move an investment in the Stable Value Fund through a fund transfer, reallocation, or rebalance directly into any of the three investment options that are considered competitors of the Stable Value Fund: the Citi Institutional U.S. Treasury Reserves Fund, the BlackRock TempFund, and the BGI LifePath Fund. (The BGI LifePath Fund is not considered a money market fund or stable value fund but rather is considered to be a conservative investment vehicle.) This restriction enables the Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

If a Plan participant moves Plan assets from the Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the three competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the three competing investment options.

These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund.

In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only the Brandywine Global Bond Fund imposes a 2% redemption fee on the sale of fund units within 60 days after any purchase of fund units.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(g)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, shall be fully vested in his or her company matching contributions.

Prior to June 26, 2007, a participant generally became vested in his or her company matching contributions:
•	Upon completion of three years of service. Once three years of service have been attained, any Company contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

An exception to the three-year vesting schedule is for the former Geneva ESOP participants at the time of acquisition of Geneva Group Inc. in 2001, where participants vest over a seven-year period at the rate of 10% per year of service for the first four years, then at the rate of 20% for the remaining three years of service. Effective June 26, 2007, all employees became fully vested.

In 2008, Company fixed and transition contributions, as described in note 1(c), vest according to the following schedule:
•	Upon completion of three years of service. Once three years of service have been attained, any Fixed and/or Transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

(h)	Forfeited Accounts

For the years ended December 31, 2008 and 2007, gross Company contributions of $602.7 million and $82.6 million were reduced by allocated forfeitures of $1.2 million and $2.2 million, respectively, resulting in net Company contributions of $601.5 million and $80.4 million, respectively. For the years ended December 31, 2008 and 2007, unallocated forfeitures were $328,559 and $1,541,973, respectively.

(i)	Participant Loans

Subject to the Plan’s provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007

$50,000, less the highest outstanding loan balance in the previous twelve months. Participant loans receivable as of December 31, 2008 and 2007 bore interest rates from 5.00% to 8.50% and 5.00% to 14.50%, respectively, with maturities up to 20 years.

Participant loans are valued at amortized cost, which approximates fair value.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company are submitted to the recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ account.

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

(j)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her participant account, all or a portion of the vested value of his or her Company contribution if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(k)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms.

If the value of a participant’s account exceeds $5,000, the participant can leave his or her money in the Plan or the participant may request a distribution, at any time, in the form of a lump-sum payment or installments. If the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. If the participant is still employed at age 70 1/2, minimum distributions must commence when the participant retires.

If the value of a participant’s account is between $1,000 and $5,000, the Plan will automatically roll the participant’s account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump-sum distribution and withhold the applicable taxes.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
If the value of a participant’s account is less than $1,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of the financial statements are in conformity with U.S. generally accepted accounting principles and requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes domestic and international equities in separately managed accounts.

The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. Commingled funds are valued at the net asset value as reported by the sponsor of the fund. Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

Short-term money market investments are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Financial Accounting Standards Board (FASB) issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (SOP 94-4-1), requires the Plan to report GICs at fair value. As required under SOP 94-4-1, the statements of net assets available for

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007

benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when net against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts’ future cash flows discounted by comparable duration Wall Street Journal GIC index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements

In February 2008, the FASB issues FASB Staff Position (”FSP”) No. FAS 157-2, Effective Date of FAS Statement No. 157 (“FSP FAS 157-2”) which deferred the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirements for financial or non-financial assets or liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSP’s guidance clarifies various application issues with respect to the objective fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP). The FSP reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive.

This FSP is effective for reporting periods ending after June 15, 2009, and is applied prospectively. Early adoption is not permitted for periods ending before March 15, 2009. The Company does not expect the provisions of FSP FAS 157-4 to have a material effect on the Plan’s financial statements.

(f)	Reclassifications

Prior year amounts have been reclassified to conform to the current year presentation.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(3)	Investments

A summary of the Plan’s investments as of December 31, 2008 is listed below.

		2008
	Cash Equivalents
*	Blackrock Temp Fund	$565,398,338
	State Street Short Term Investment Fund	32,233,567
	Legg Mason Citi Institutional U.S. Treasury Reserves Fund	206,113,646

	Total Cash Equivalents	803,745,551

	Company Stock Funds
*	Citigroup, Inc. Common Stock Fund	612,902,224
	State Street Common Stock Fund	4,935,010

	Total Company Stock Funds	617,837,234

	Mutual Funds
*	Dimensional Fund Advisors International Securities Fund	400,558,017
	Other Mutual Funds, individually less than 5% of net assets	404,454,483

	Total Mutual Funds	805,012,500

	Collective Trusts
*	SSGA Barclays Capital Aggregate Bond Fund	378,039,870
*	SSGA S&P 500 Fund	627,934,393
	Other Collective Trusts, individually less than 5% of net assets	1,396,110,971

	Total Collective Trusts	2,402,085,234

	Separately Managed Accounts	829,941,361

	Guaranteed Investment Contracts (GICs)	1,388,578,261

	Other Insurance Contracts	28,432

	Wrapper Contracts	2,212,935

	Investments, at fair value	$6,849,441,508

*	Represents 5% or more of Plan’s net assets at year end

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
A summary of the Plan’s investments as of December 31, 2007 is listed below.

		2007
	Cash
*	Short-term Investment Fund-Cash	$703,261,628

	Company Stock Funds
*	Citigroup, Inc. Common Stock Fund	2,147,618,606
	State Street Common Stock Fund	11,796,005

	Total Company Stock Funds	2,159,414,611

	Mutual Funds
*	Emerging Markets Equity Funds	682,134,751
*	U.S. Equity-Small Cap Value Funds	581,478,350
*	Non-U.S. Equity Developed Funds	1,476,164,946
*	U.S. Equity All Cap Growth Funds	667,462,271
*	U.S. Equity Large Cap Growth Funds	1,862,108,155
	Other Mutual Funds, individually less than 5% of net assets	1,081,758,995

	Total Mutual Funds	6,351,107,468

	Commingled Funds	649,530,469

	Guaranteed Investment Contracts (GICs)	1,422,065,901

	Other Insurance Contracts	28,804

	Wrapper Contracts	799,158

	Investments, at fair value	$11,286,208,039

*	Represents 5% or more of Plan’s net assets at year end
As of December 31, 2008 and 2007, included in GICs are contracts related to qualified voluntary employee contributions (QVEC) that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants. At December 31, 2008 and 2007, the Plan held $25.7 million and $27.2 million, respectively, in QVEC-related contracts. In connection with acquisitions made by the Company or a predecessor company, the Plan’s investments as of December 31, 2008 and 2007 also include $4.9 million and $11.8 million, respectively, of State Street Common Stock Fund, a closed fund.
The Plan’s investments (including investments bought and sold during the year) (depreciated) appreciated in value by $(4,451,577,871) in 2008 and $(1,511,599,309) in 2007, as follows:

	2008	2007
Company Stock Funds	$(1,774,984,426)	$(1,884,724,020)
Mutual Funds	(710,899,298)	103,634,964
Collective Trusts	(895,890,006)	111,684,426
Separately Managed Accounts	(1,069,804,141)	157,805,321

	$(4,451,577,871)	$(1,511,599,309)

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(4)	Nonparticipant-Directed Investments

Prior to January 1, 2007, Company contributions paid to the Plan on behalf of a participant remained in the Citigroup Common Stock Fund for five Plan years. After five Plan years, the restriction on the contribution made five years previously lapsed, and that portion of contributions and of earnings could have been transferred to any of the available investment options.

This five-year restriction also lapsed when the participant reached age 55. Once a participant was vested in his or her contributions, the funds are nonforfeitable and became available for distribution or withdrawal in accordance with the terms of the Plan.

As discussed in note 1(a) the five-year restriction for holding company matching contributions in the Citigroup Common Stock Fund was eliminated on January 1, 2007 and participant may transfer these matching contributions to other Plan investments without restriction.

(5)	Investment Contracts with Insurance Company

Included in the Guarantee Investment Contact (GIC) Stable Value Fund are fully benefit-responsive investment contracts. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements and adjusted from fair value to contract value as reported to the Plan by the investment manager and Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2008 and 2007 ranged from 0.15% to 6.58% and from 3.01% to 5.74%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2008 and 2007, respectively, the fair market value of GICs amounted to $1,389 million and $1,422 million.

The statements of net assets available for benefits of the Plan is prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive as defined below:

	2008	2007
Portfolio characteristics:
Average yield earned by entire fund	3.79%	4.85%
Return on assets for 12 months	4.91	4.83
Current crediting rate	3.30	4.96
Duration	2.76	3.02

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value at December 31, 2008.

December 31, 2008
	S&P/			Adjustment	Wrapper
	Moodys		Contract	to contract	contract	Fair
Issuer	Ratings	Yield	value	value	fair value	value

AIG Financial Products Contract No. 725839	AA-/Aa3	0.15%	$232,464,054	$(36,273,391)	$(398,343)	$195,792,320
AIG Financial Products Contract No. 725840	AAA/Aaa	6.02	183,794,085	(5,479,798)	(557,731)	177,756,556
ING Life & Annuity Company Contract No. 60266	AA+/Aa1	4.99	167,152,512	(10,714,717)	(407,227)	156,030,568
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.36	68,822,460	(3,680,895)	61,541	65,203,106
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	5.05	3,913,612	(39,395)	—	3,874,217
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	3.75	5,631,268	(135,130)	—	5,496,138
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	4.65	4,853,298	76,484	—	4,929,782
Metlife and Annuity Contract (QVEC 2007)	AA/Aa2	5.00	5,149,130	160,409	—	5,309,539
Metlife and Annuity Contract (QVEC 2008)	AA/Aa2	5.05	5,874,606	233,233	—	6,107,839
MetLife Insurance Company Contract No. 28731	AA/Aa2	4.71	10,389,687	(1,310)	—	10,388,377
MetLife Insurance Company Contract No. 90008B	AA/Aa2	4.19	45,811,836	300,599	—	46,112,435
Monumental Life Insur (Aegon) Contract No. SV04358Q	AA/Aa3	3.27	17,129,606	(1,510)	—	17,128,096
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA/Aa3	4.41	8,558,061	105,776	—	8,663,837
Monumental Life Insur (Aegon) Contract No. SV04434Q	AA/Aa3	4.37	12,038,116	(1,410)	—	12,036,706
Monumental Life Insur (Aegon) Contract No. SV04489Q	AA/Aa3	4.44	23,571,518	(2,805)	—	23,568,713
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA/Aa3	4.48	23,605,991	293,356	—	23,899,347
Natixis Financial Products Contract No. WR1937-01	AA-/Aa3	0.18	232,335,988	(36,147,253)	(396,417)	195,792,318
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	6.58	20,473,264	(4,514)	—	20,468,750
Principal Capital Management Contract No. 4-29618-10	AA/Aa2	4.65	47,505,828	663,160	—	48,168,988
Royal Bank of Canada Contract No. Citigroup01	AAA/Aaa	6.02	183,770,703	(5,499,389)	(514,758)	177,756,556
State Street Short Term Investment Fund	cash/cash	1.10	116,707,155	—	—	116,707,155
SunAmerica Life Insurance Contract No. 5096	A+/Aa3	3.98	36,832,328	(3,938)	—	36,828,390
SunAmerica Life Insurance Contract No. 5104	A+/Aa3	3.33	30,561,270	(2,742)	—	30,558,528

Totals			$1,486,946,376	$(96,155,180)	$(2,212,935)	$1,388,578,261

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value at December 31, 2007.

December 31, 2007
	S&P/			Adjustment	Wrapper
	Moodys		Contract	to contract	contract	Fair
Issuer	Ratings	Yield	value	value	fair value	value

AIG Financial Products No.725839	AA-/Aa3	5.71%	$220,824,579	$(2,845,804)	$(175,085)	$217,803,690
AIG Financial Products No.725840	AAA/Aaa	5.23	173,658,781	4,340,399	(218,711)	177,780,469
Mass Mutual Life Insurance No. 35094	AAA/Aa1	3.01	29,398,968	(2,388)	—	29,396,580
Mass Mutual Life Insurance No. 35101	AAA/Aa1	3.90	25,801,842	(2,704)	—	25,799,138
Metlife and Annuity Contract (QVEC 2003)	AA/Aa2	1.00	4,117,533	—	—	4,117,533
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	4.00	6,919,211	—	—	6,919,211
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	3.75	5,880,526	—	—	5,880,526
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	4.65	5,024,701	—	—	5,024,701
Metlife and Annuity Contract (QVEC 2007)	AA/Aa2	5.00	5,282,087	—	—	5,282,087
Metlife Insurance Company No. GR-8	AA/Aa2	3.19	42,126,300	(6,940)	—	42,119,360
Metlife Insurance Company No.90008B	AA/Aa2	4.19	65,967,846	(200,954)	—	65,766,892
Metropolitan Insurance Company No. 28731	AA/Aa2	4.71	19,848,774	66,254	—	19,915,028
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA/Aa3	4.41	8,198,278	(5,598)	—	8,192,680
Monumental Life Insur (Aegon) Contract No. SV04489Q	AA/Aa3	4.44	22,574,081	43,444	—	22,617,525
Monumental Life Insur (Aegon) Contract No. SV04358Q	AA/Aa3	3.27	16,590,619	(177,163)	—	16,413,456
Monumental Life Insur (Aegon) Contract No. SV04434Q	AA/Aa3	4.37	11,536,451	6,279	—	11,542,730
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA/Aa3	4.48	22,598,440	18,913	—	22,617,353
Monumental Life Insur (Aegon) Contract No.MDA00731TR	AA+/Aa1	5.11	140,116,799	(550,288)	(47,937)	139,518,574
Natixis Financial Products Contract No. WR1937-01	AA-/Aa3	5.74	220,665,506	(2,686,867)	(175,184)	217,803,455
New York Life Insurance Contract No. GA 31481-002	AAA/Aaa	3.77	33,522,359	(3,826)	—	33,518,533
New York Life Insurance Contract No. GA 31481-003	AAA/Aaa	3.86	17,616,037	(2,322)	—	17,613,715
Principal Capital Management Contract No. 4-29618-10	AA/Aa2	4.65	45,399,703	204,472	—	45,604,175
Principal Capital Management Contract No. 4-29618-7	AA/Aa2	3.85	11,805,361	(153)	—	11,805,208
Royal Bank of Canada Contract No. Citigroup 01	AAA/Aaa	5.23	173,644,901	4,317,809	(182,241)	177,780,469
State Street Short Term Investment Fund	cash/cash	4.84	26,801,984	—	—	26,801,984
SunAmerica Life Insurance No. 5096	AA+/Aa2	3.98	35,429,804	(156,480)	—	35,273,324
SunAmerica Life Insurance No. 5104	AA+/Aa2	3.33	29,582,465	(424,960)	—	29,157,505

Totals			$1,420,933,936	$1,931,123	$(799,158)	$1,422,065,901

(6)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that are closed to new contributions. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2008 and 2007, approximately 9% and 19%, respectively, of the Plan’s total investments were invested in Citigroup, Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

(7)	Related-Party Transactions

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan.

Certain Plan investments are shares of commingled trust funds managed by State Street and common stock issued by State Street. State Street is the Trustee and custodian of the Plan’s assets.

Citibank N.A. was the Trustee of the Plan from January 1, 2007 to December 8, 2008, as described in note 1(a). Citibank, N.A. is an indirect wholly owned subsidiary of the Company.

In 2002, the Company and State Street Corporation created CitiStreet, a joint venture, whereby each party owned 50%. CitiStreet manages the administration and recordkeeping for the Plan. On July 1, 2008, the Company and State Street Corporation completed the sale of CitiStreet to ING, as explained in note 1(a).

The value of the Company’s common stock was $613 million and $2,148 million at December 31, 2008 and December 31, 2007, respectively. The value of State Street common stock was $4.9 million and $11.8 million at December 31, 2008 and December 31, 2007, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated June 5, 2002 that the Plan and related trust are established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan’s financial statements.

(9)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(10)	Fair Value Measurements

The Plan adopted FASB’s Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), as of January 1, 2008. SFAS 157 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

• Level 1 – Quoted prices for identical instruments in active markets.
• Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
• Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2008. As required by SFAS 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash Equivalents	$565,398,338	$238,347,213	$—	$803,745,551
Company Stock Funds	617,837,234	—	—	617,837,234
Mutual Funds	805,012,500	—	—	805,012,500
Collective Trusts	—	2,402,085,234	—	2,402,085,234
Separately Managed Accounts	800,292,712	29,648,649	—	829,941,361
Guaranteed Investment Contracts	—	1,388,578,261	2,212,935	1,390,791,196
Other Insurance Contracts	—	—	28,432	28,432

Investments, at fair value	$2,788,540,784	$4,058,659,357	$2,241,367	$6,849,441,508

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008.

	Level 3 Investments at Fair Value
	Year Ended December 31, 2008
		Other
		Insurance
	GICs	Contracts	Total
Balance, beginning of year	$799,158	$28,791	$827,949
Realized losses	—	(359)	(359)
Unrealized gains relating to instruments still held at the reporting date	1,413,777	—	1,413,777
Purchases, issuances and settlements	—	—	—

Balance, end of year	$2,212,935	$28,432	$2,241,367

(11)	Administrative Expenses

Audit fees and trustee administration fees are paid by the Plan. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the net asset value of their participant accounts.  A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

Any expenses not borne by the Plan are paid by the Company.

(12)	Pending Litigation

During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York asserting claims under ERISA against the Company, the Plan’s administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant, which is currently pending. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion.

In October 2007, a purported class action complaint was filed against the Company and the Plan administration and investment committees, alleging that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by allowing the investment of Plan assets in Citigroup-affiliated mutual funds and the purchase of services from a Citigroup-affiliated entity. The Plan is not named as a

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
defendant in this action. The complaint was brought on behalf of all participants in the Citigroup 401(k) Plan from 2001 through the present.

(13)	Subsequent Events

Effective July 1, 2009, recordkeeper services will be transferred from ING to Hewitt Associates LLC.

Effective June 1, 2009, the Company and Morgan Stanley entered into a joint venture that will combine the Global Wealth Management platform of Morgan Stanley with the Smith Barney, Quilter and Australia private client networks. The Company sold 100% of these businesses to Morgan Stanley in exchange for a 49% stake in the joint venture.

Plan management, with the advice of the Plan’s legal counsel, has determined that a partial plan termination was triggered effective June 1, 2009 due to changes in the number of Plan participants, as a result of the sale of certain businesses to Morgan Stanley as part of the joint venture. Accordingly, Plan participants who were terminated as part of the 2008 and 2009 company-wide re-engineering plan became retroactively fully vested in their employer contributions on their termination date. Plan participants impacted by the joint venture were vested in all prior employer contributions as a condition of the sale.

Plan management will communicate with impacted Plan participants regarding these vesting changes and take other appropriate action. Since the partial Plan termination was triggered in 2009, any required additional employer contributions will be reflected in the financial statements for the year ended December 31, 2009.

(14)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$7,747,683,047	$11,593,278,548
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(96,155,180)	1,931,123

Net assets available for benefits per the Form 5500	$7,651,527,867	$11,595,209,671

Net decrease in net assets after transfer to other plan per the financial statements	$(3,845,595,501)	$(1,430,127,579)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,931,123)	13,260,866
Current year adjustment from contract value to fair value for fully-benefit responsive investment contracts	(96,155,180)	1,931,123

Net loss per Form 5500	$(3,943,681,804)	$(1,414,935,590)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

				Number of
Identity of issue		Interest rate	Maturity date	shares/units	Cost	Market value
Cash Equivalents
	Blackrock Temp Fund			565,398,338	$565,398,338	$565,398,338
	State Street Short Term Investment Fund			32,233,567	32,233,567	32,233,567
*	Legg Mason Citi Institutional U.S. Treasury Reserves Fund			206,113,646	206,113,646	206,113,646

	Total Cash Equivalents			803,745,551	803,745,551	803,745,551

Company Stock Funds
*	Citigroup Common Stock Fund
	Citigroup Common Stock Fund			91,341,613	1,815,654,194	612,902,224
*	State Street Common Stock Fund
	State Street Common Stock Fund			125,477	2,254,267	4,935,010

	Total Company Stock Funds			91,467,090	1,817,908,461	617,837,234

Mutual Funds
	Brandywine Global Bond Fund			2,936,548	30,115,145	26,076,543
	Dimensional Fund Advisors International Securities Fund			37,613,596	614,474,609	400,558,017
	Dodge & Cox International Stock Fund			13,739,239	604,480,098	300,889,343
	Emerging Market Equity Fund			876,169	9,078,944	7,421,149
	T Rowe Price Institutional High Yield Funds			4,904,377	47,634,098	34,722,991
	Western Asset Trust Funds Inc			5,900,577	55,201,569	35,344,457

	Total Mutual Funds			65,970,506	1,360,984,463	805,012,500

Collective Trusts
	AEW Capital Management REIT Fund			1,227,476	11,657,311	7,401,682
*	BGI Lifepath 2010			1,564,326	46,394,716	39,139,435
*	BGI Lifepath 2015			6,970,013	84,753,440	67,609,125
*	BGI Lifepath 2020			3,140,495	102,133,646	77,475,999
*	BGI Lifepath 2025			8,585,306	107,281,945	78,212,140
*	BGI Lifepath 2030			2,468,571	85,316,756	60,085,029
*	BGI Lifepath 2035			4,825,137	60,524,947	41,689,187
*	BGI Lifepath 2040			1,222,059	44,475,342	29,964,876
*	BGI Lifepath 2045			5,016,384	56,287,706	37,923,861
*	BGI Lifepath Retirement			1,168,837	29,926,600	25,924,805
	Emerging Market Bond Fund			807,099	8,270,063	7,393,022
	SSGA Barclays Capital Aggregate Bond Fund			19,432,501	346,976,939	378,039,870
	SSGA Barclays Capital US TIPS Fund			5,802,608	65,969,947	63,207,809
	SSGA Dow Jones AIG Commodity Fund			3,719,676	45,178,210	26,435,738
	SSGA Dow Jones/Wilshire REIT Index Fund			473,441	12,255,141	7,805,626
	SSGA EAFE Fund			15,232,897	147,599,690	75,341,907
	SSGA International Small Cap Fund			1,074,702	9,864,179	5,658,304
	SSGA MSCI EAFE Fund			4,493,322	98,262,353	60,318,356
	SSGA MSCI Emerging Market Free			1,519,819	38,998,850	20,601,145
	SSGA Russell 2000 Fund			14,960,088	273,941,288	251,374,357
	SSGA Russell 3000 Fund			8,084,280	175,874,522	111,611,576
	SSGA S&P 400 Mid Cap Fund			1,681,787	48,215,230	32,683,853
	SSGA S&P 500 Fund			3,509,268	978,681,032	627,934,393
	Wellington Large Cap Growth Fund			38,060,379	376,018,455	237,116,159
	Wellington Mid Cap Growth Fund			5,942,172	56,213,696	31,136,980

	Total Collective Trusts			160,982,643	3,311,072,004	2,402,085,234

Separately Managed Accounts
	Alliance Bernstein Emerging Growth Fund
	AAC Acoustic Tech			948,318	1,037,688	425,814
	ABSA Group			16,288	182,017	190,538
	America Movil Sab De Cv			65,944	3,762,544	2,043,603
	Anglo American			18,935	1,221,492	432,124
	Au Optronics Corp			245,446	454,255	184,731
	Banco Santander Chile New			9,762	454,042	341,966
	Beijing Enterprise			61,760	225,387	251,816
	Bidvest Group			64,599	619,062	733,335
	Billiton			14,401	437,677	276,682
	Br Malls Participa			60,665	570,146	236,727
	Brasil Telecom Par New			11,356	262,027	286,819
	Brazilian Real			336,058	142,091	144,107
	Cathay Financial H			239,171	507,371	266,005
	Cencosud Sa			132,697	502,902	188,493
	Central European Distr Corp			13,846	741,122	272,771
	Cez			28,963	1,783,059	1,182,512
	Chilean Peso			3,201,362	4,850	5,024
	China Const Bk			1,930,504	1,464,776	1,058,636
	China Life Insurance			311,789	984,411	947,413
	China Med Technologies Inc			63,952	2,359,497	1,295,661
	China Mobile Ltd			298,342	3,655,265	2,994,887
	China O/Seas Land			225,126	336,593	313,135
	China Petrolium + Chemical			1,259,111	800,735	761,946
	China Res Pwr Hldg			201,219	413,300	386,849
	China Shipping Dev			381,519	1,163,714	379,047
	China Yurun Food			1,964,373	1,983,319	2,309,029
	Chungwha Telecom			1,115,598	2,219,917	1,818,652
	Cnooc Ltd			1,755,185	2,195,725	1,639,640
	Companhia Brasileira De Distr			18,130	781,831	499,652
	Companhia De Bebidas Das Amers			9,384	610,157	415,786
	Companhia Vale Do Rio Doce			255,707	5,430,385	2,723,281
	Compania Cervecerias Unidas Sa			3,586	129,395	93,776
	Compania De Minas Buenaventura			11,746	433,239	233,988

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Czech Koruna			5,959	308	309
Deutsche Bank Ag Ldn			115,598	362,585	425,979
Deutsche Bk Ag Ldn			35,267	387,883	54,593
Egyptian Pound			89	16	16
Eletropaulo Elec			106,216	1,946,755	1,161,448
Enersis S A			75,407	1,230,002	960,688
Fomento Economico Mexicano Sab			26,995	1,022,129	813,365
Gazprom O A O			104,757	869,964	1,492,791
Gerdau S A			82,480	1,827,992	544,366
Great Wall Motor Co			466,688	604,543	162,584
Gvt Holding Sa			47,715	996,310	519,092
Hong Kong Dollar			82,379	10,628	10,629
Htc Corporation			45,424	629,987	452,603
Hungarian Forint			1,278	7	7
Hypermarcas Sa			27,394	270,146	156,468
Icl Israel Chem			80,350	1,143,208	559,493
Indonesian Rupiah			190,995,232	15,967	17,523
Industrial + Com B			3,244,403	2,040,063	1,707,977
Israeli Shekel			79,353	20,649	21,009
Itausa Inv Itau Sa			611,805	3,247,389	2,101,438
J P Morgan Intl Derivatives Lt			11,018	749,148	335,615
Kt + G Corporation			35,296	2,826,402	2,216,593
Lg Electronics Inc			5,409	654,085	321,220
Localiza Rent A Ca			27,095	255,254	82,493
Lojas Renner Sa			20,583	363,381	138,309
Marfrig Frigorific			55,186	529,353	177,484
Mediatek Inc			31,876	252,827	214,172
Megacable Holdings			64,251	205,913	85,599
Merril Lynch Intl			130,328	2,524,837	1,912,954
Merrill Lynch + Co			9,463	253,320	264,631
Merrill Lynch Intl			66,200	4,536,462	2,108,411
Merrill Lynch Lepo			289,724	1,279,079	1,019,539
Mexican Peso (New)			3,425	258	247
Mobile Telesystems			18,229	1,318,157	486,356
Mtn Group Ltd			117,228	1,663,542	1,375,794
Multiexport Foods Com			142,609	89,443	9,455
Murray + Roberts			84,007	947,481	436,163
Naspers			36,857	523,347	662,786
New Oriental Ed + Technology			7,471	413,135	410,232
New Taiwan Dollar			3,722,297	110,996	113,422
Novoross Sea Trade			13,370	255,988	90,248
Oil Co Lukoil			30,139	2,377,176	965,954
Open Jt Stk Co Vimpel Commn			65,944	1,497,662	472,159
Orascom Constr Ind			5,748	858,623	287,384
Perdigao Sa			11,456	225,519	146,092
Petroleo Brasileiro Sa Petro			169,143	4,493,068	3,452,214
Pharmstandard Grd			29,418	737,623	311,828
Polish Zloty			3,573	1,210	1,206
Posco			2,868	1,345,054	865,221
Pound Sterling			9,526	14,654	13,696
Powszechna Kasa Os			70,798	1,538,647	848,239
Quanta Computer			710,631	1,082,843	749,218
Samsung Electronic			5,532	3,507,085	1,980,641
Sasol			61,856	2,512,015	1,873,539
Shanda Interactive Entmt Ltd			13,747	388,391	444,841
Shinhan Financial			27,993	1,620,444	660,078
Siam Commercial Bk			447,662	1,197,947	630,691
Sincere Pharmaceuticals			46,221	653,608	331,401
Singapore Dollar			152	108	106
South African Rand			4,449	463	481
South Korean Won			946,807	749	752
Standard Bk Gr Ltd			21,565	177,605	193,609
State Street Short Term Investment Fund			1,481,961	1,481,961	1,481,961
Taiwan Semicon Man			1,290,549	2,758,825	1,746,005
Tele Norte Leste Participacoes			44,129	1,048,128	614,271
Telekomunikacja Po			34,057	318,349	220,685
Tenaris S A			14,643	804,859	307,213
Tencent Hldgs Ltd			109,774	766,946	708,200
Teva Pharmaceutical Inds Ltd			86,365	3,772,634	3,676,544
Turkish Lira			2,356	1,500	1,527
Turkiye Garanti Bankasi			529,702	1,476,085	892,275
Urbi Desarrollo Ur			194,844	746,658	265,916
Usiminas Isi Sd Mg			15,017	444,872	167,210
Vedanta Resources			24,610	1,086,402	216,371
Wal Mart De Mexico Sab De Cv			55,030	187,684	147,028
X 5 Retail Group Nv			26,499	826,559	227,892
Yuanta Finl Holds			761,045	518,244	340,891
ZTE Corporation			164,561	746,895	431,033

Total Alliance Bernstein Emerging Growth Fund			223,921,923	115,466,025	74,632,918

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Buckhead Small Cap Value
Bank Hawaii Corp			10,948	562,234	494,520
Briggs + Stratton Corp			28,670	708,987	504,300
Broadridge Finl Solutions Inc			70,762	1,057,079	887,355
Brown + Brown Inc			28,570	524,857	597,107
Casella Waste Sys Inc			141,849	1,547,211	578,743
Coinstar Inc			43,067	1,364,199	840,238
Community Bancorp Nev			38,567	763,984	133,827
Comstock Res Inc			17,522	717,708	827,903
Con Way Inc			24,915	1,160,464	662,750
Cox Radio Inc			121,203	1,473,251	728,428
Cracker Barrel Old Ctry Store			26,050	820,537	536,373
Crawford + Co			84,959	476,643	572,626
Diamondrock Hospitality Co			57,464	394,899	291,344
Dycom Inds Inc			82,960	1,600,991	681,929
Electro Rent			38,268	556,033	427,070
First Horizon Natl Corp			33,722	354,809	356,444
Freds Inc			64,413	688,041	693,085
Greenbrier Cos Inc			55,065	1,325,616	378,295
Harsco Corp			22,771	674,687	630,296
HCC Ins Hldgs Inc			23,946	547,148	640,544
Heartland Express Inc			21,166	326,635	333,578
Iberiabank Corp			14,347	678,069	688,673
International Speedway Corp			16,072	609,688	461,749
Intrntnl Flavrs + Fragrncs Inc			17,392	695,181	516,884
K Swiss Inc			67,987	1,500,664	775,057
Kennametal Inc			39,488	1,209,904	876,232
Lo Jack Corp			41,626	644,771	171,500
Marvel Entmt Inc			20,971	477,393	644,862
Mps Group Inc			64,038	772,662	482,207
Novatel Wireless Inc			87,384	1,528,968	405,461
On Assignment Inc			102,231	895,479	579,650
On Semiconductor Corp			160,872	1,303,034	546,966
Pantry Inc			12,298	407,940	263,786
Perot Sys Corp			35,269	490,935	482,120
Pike Elec Corp			27,170	457,597	334,191
Raymond James Financial Inc			41,592	925,657	712,476
Richardson Electrs Ltd			43,470	314,612	128,236
Rpm Intl Inc			67,388	1,454,069	895,581
Sensient Technologies Corp			24,571	658,638	586,743
Sonic Solutions			53,640	384,926	94,407
State Street Short Term Investment Fund			1,034,786	1,034,786	1,034,786
Synovus Finl Corp			71,337	592,112	592,096
Texas Cap Bancshares Inc			40,143	700,660	536,305
Tidewater Inc			29,070	1,664,983	1,170,634
United Cmnty Bks Inc Blairsvil			49,223	696,403	668,444
Wiley John + Sons Inc			4,724	151,218	168,084
Wilmington Tr Corp			31,469	877,191	699,875
Xyratex Ltd			31,369	595,181	92,539

			3,266,784	39,368,734	26,406,299

Wells Capital Small Cap Value Fund
3Com Corp			290,959	975,595	663,386
Abm Inds Inc			22,374	487,608	426,228
Acco Brands Corp			77,224	578,351	266,421
Airtran Holdings Inc			38,332	223,894	170,195
Annaly Capital Management Inc			55,189	810,223	875,848
Anworth Mtg Asset Corp 1			74,662	458,977	480,077
Apex Silver Mines Ltd			78,037	972,396	76,477
Argo Group International Hold			17,586	691,096	596,509
Bakers Footwear Group Inc			42,437	156,345	24,189
Bio Reference Labs Inc			6,926	185,862	181,655
Brocade Communications Sys Inc			48,109	307,902	134,704
Canadian Dollar			14	11	11
Capstead Mortage Corp			63,612	676,058	685,105
Cavco Inds Inc Del			12,159	418,130	326,962
Century Casinos Inc			85,917	460,644	88,494
Champion Enterprises Inc			214,444	1,620,423	120,089
Chicago Brdg + Iron Co N V			17,336	556,849	174,228
Chimera Invt Corp			37,833	84,488	130,523
China Grentech Corp Ltd			57,651	290,668	69,181
Cincinnati Bell Inc New			110,123	455,818	212,538
Coherent Inc			11,439	329,215	245,486
Collective Brands Inc			17,955	175,730	210,436
Community Health Sys Inc New			8,518	157,615	124,196
Cray Inc			43,949	272,608	91,415
Cross Ctry Healthcare Inc			36,395	576,614	319,911
Del Monte Foods Co			30,348	302,828	216,686
Delia S Inc New			55,314	247,319	121,690
Discovery Communications Inc			17,216	360,587	237,162
El Paso Corp			15,384	229,174	120,455
Eldorado Gold Corp New			9,033	48,452	71,809
Empire Resorts Inc			14,460	70,612	15,762
Ensign Group Inc			5,453	78,255	91,275
Entravision Com Corp			43,220	264,324	67,424
First Sec Group Inc			20,841	214,014	96,287
Fleetwood Enterprises Inc			117,753	757,866	11,775

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Forest Oil Corp			7,754	278,536	127,869
Gentex Corp			50,875	829,317	449,225
Gentiva Health Svcs Inc			14,011	277,661	409,953
Geo Group Inc			40,240	1,067,541	725,519
Global Industries Inc			88,099	1,690,577	307,464
Goldcorp Inc			11,644	285,226	367,134
Graftech Intl Ltd			8,049	137,260	66,967
Hatteras Finl Corp			16,073	385,371	427,538
Healthcare Svcs Group Inc			13,791	262,730	219,691
Helix Energy Solutions Group			26,613	909,131	192,680
Helmerich And Payne Inc			9,647	304,086	219,463
Hercules Offshore Inc			17,561	290,506	83,414
Hi Shear Technology Corp			29,734	326,048	272,661
Hill Intl Inc			137,625	1,031,986	968,882
Hilltop Hldgs Inc			25,665	298,042	249,974
Iberiabank Corp			1,798	71,901	86,281
Infinity Pharmaceuticals Inc			12,733	129,357	101,732
Intermec Inc			45,338	1,086,528	602,082
Interoil Corp			34,522	954,756	474,683
Intertape Polymer Group Inc			111,836	305,174	81,640
Intrntnl Flavrs + Fragrncs Inc			4,334	137,864	128,807
Jetblue Awys Corp			16,612	144,730	117,946
Journal Communications Inc			34,742	327,466	85,118
Key Energy Svcs Inc			45,667	618,736	201,392
Lincoln Edl Svcs Corp			7,600	105,065	100,694
Ltx Credence Corp			89,904	230,681	24,274
Matrix Svc Co			8,738	153,840	67,020
Mcclatchy Co			53,252	332,100	42,601
Mcmoran Exploration Co			53,187	809,023	521,230
Mds Inc			24,022	196,249	147,254
Mercury Gen Corp			7,195	367,703	330,902
Mfa Financial Inc			75,426	514,143	444,259
Monro Muffler Brake Inc			20,667	459,980	526,996
Mrv Communications Inc			375,035	830,877	288,777
Myr Group Inc Del			15,439	155,005	154,387
Newalta Income Fd			16,387	267,972	83,183
Newpark Res Inc			105,634	1,604,164	390,847
Nobility Homes Inc			14,372	258,054	113,684
Nymagic Inc			7,864	215,979	149,812
Oceaneering Intl Inc			10,061	638,053	293,181
Orasure Technologies Inc			57,970	545,883	213,330
Origen Finl Inc			127,481	594,392	75,214
Osi Sys Inc			23,228	520,070	321,708
Outdoor Channel Hldgs Inc			40,904	365,175	306,368
Palm Hbr Homes Inc			50,451	620,846	251,243
Patrick Inds Inc			39,355	355,444	23,928
Petaquilla Minerals Ltd			80,604	199,587	29,017
Petroquest Energy Inc			9,342	90,527	63,153
Phi Inc			12,589	335,026	166,452
Power One Inc			102,154	223,025	121,564
Powerwave Technologies Inc			49,322	44,010	24,661
Prestige Brands Hldgs Inc			43,875	404,908	462,876
Pride International Inc			4,549	164,924	72,689
Primoris Svcs Corp			49,217	382,856	254,453
Randgold Res Ltd			39,526	963,404	1,735,961
Range Res Corp			21,111	836,377	726,004
Realnetworks Inc			59,638	397,203	210,521
Rh Donnelley Corp			146,603	783,965	54,243
Richardson Electrs Ltd			17,326	125,268	51,112
Sandridge Energy Inc			10,386	251,018	63,872
Sandvine Corp			169,042	111,430	95,002
Skyline Corp			17,727	484,139	354,354
State Street Short Term Investment Fund			90,330	90,330	90,330
Sterling Constr Inc			13,471	273,987	249,760
Symyx Technologies Inc			43,146	358,015	256,285
Tier Technologies Inc			81,912	785,187	442,325
U S Concrete Inc			25,814	205,225	86,737
Umh Pptys Inc			31,606	414,234	178,892
Voyager Learning Co			55,279	309,359	81,813
Wausau Paper Corp			21,625	188,305	247,392
Willbros Group Inc			24,461	755,713	207,187
Yamana Gold Inc			12,286	137,869	94,848

Total Wells Capital Small Cap Value Fund			5,060,278	46,103,670	26,005,099

Independence Small Cap Growth
3Par Inc			58,767	503,788	450,746
Abaxis Inc			24,986	562,845	400,528
Air Methods Corp			34,481	1,142,298	551,349
Allegiant Travel Co			10,994	314,176	533,973
Allscript Misys Healtcar Solns			46,974	311,248	465,981
Amtrust Financial Services			55,869	726,059	648,080
Angiodynamics Inc			44,775	855,016	612,972
Aruba Networks Inc			148,518	712,734	378,720
Bally Technologies Inc			16,091	497,062	386,668
Big Lots Inc			14,292	303,329	207,092
Bjs Whsl Club Inc			9,695	317,065	332,138
Brush Engineered Matls Inc			18,590	750,157	236,461
Chart Inds Inc			21,588	601,635	229,481
Citi Trends Inc			32,682	471,397	481,077

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Deltek Inc			49,073	627,064	227,698
Dialysis Corp Amer			55,569	503,353	388,984
Double Take Software			53,970	731,378	484,111
Dresser Rand Group Inc			17,590	645,347	303,432
Dynamex Inc			18,990	490,937	280,094
F5 Networks Inc			9,995	228,763	228,473
Flow Intl Corp			99,045	823,850	239,689
Goodrich Pete Corp			17,490	506,595	523,834
Hms Hldgs Corp			6,197	133,523	195,316
Human Genome Sciences Inc			43,676	363,298	92,593
Iconix Brand Group Inc			52,671	576,514	515,120
Inter Parfums Inc			37,879	502,742	290,910
Inventiv Health Inc			38,878	1,459,002	448,657
Inverness Med Innovations Inc			31,083	1,235,780	587,775
Ipg Photonics Corp			38,379	706,988	505,831
Ishares Tr			14,792	699,649	752,310
Key Technology Inc			17,290	506,213	326,616
Liquidity Svcs Inc			62,465	716,569	520,336
Lkq Corp			31,982	393,343	372,913
Nalco Hldg Co			24,087	268,884	277,960
National Intst Corp			36,180	1,026,124	646,535
Netezza Corp			68,462	762,281	454,588
Neutral Tandem Inc			20,789	290,330	337,189
Parexel Intl Corp			44,375	939,240	430,885
Pinnacle Finl Partners Inc			28,984	790,261	864,010
Radiant Sys Inc			55,269	833,770	186,258
Signature Bk New York Ny			7,796	226,998	223,658
State Street Short Term Investment Fund			504,884	504,884	504,884
Symmetry Med Inc			56,968	948,107	454,038
Synchronoss Technologies Inc			46,274	496,838	493,284
Team Inc			11,294	350,448	312,836
Techwell Inc			62,965	667,648	409,273
Thestreet Com Inc			51,871	550,106	150,427
Thomas Weisel Partners Group			62,765	818,040	296,252
Tractor Supply Co			11,194	514,661	404,543
United Nat Foods Inc			37,179	768,498	662,536
Zoll Med Corp			10,194	318,454	192,571

Total Independence Small Cap Growth			2,376,846	30,995,289	20,501,685

Northpoint Small Cap Growth Fund
Aecom Technology Corp			8,329	167,882	255,949
Alexion Pharmaceuticals Inc			2,896	95,629	104,817
American Italian Pasta Co			12,744	190,848	284,699
Anworth Mtg Asset Corp 1			59,603	445,846	383,244
Argo Group International Hold			5,993	195,110	203,267
Bankrate Inc			13,533	478,113	514,243
Bio Reference Labs Inc			11,007	306,731	288,722
Biomarin Pharmaceutical Inc			16,373	250,066	291,440
Blackboard Inc			7,511	185,522	197,018
Bruker Corp			45,925	424,071	185,536
Buffalo Wild Wings Inc			1,236	25,921	31,696
Celadon Group Inc			20,298	184,939	173,142
Central European Distr Corp			13,765	624,603	271,164
Cenveo Inc			56,564	695,872	251,711
Chattem Inc			4,596	282,055	328,743
Cubist Pharmaceuticals Inc			14,325	323,924	346,080
Deckers Outdoor Corp			2,031	171,668	162,177
Dg Fastchannel Inc			17,513	388,971	218,559
Double Take Software			31,382	347,193	281,500
Flow Intl Corp			60,591	486,992	146,631
Flowers Foods Inc			10,827	298,878	263,755
Forrester Resh Inc			1,301	27,011	36,692
G Iii Apparel Group Ltd			38,270	460,502	244,543
Genesee + Wyo Inc			8,141	247,177	248,301
Genoptix Inc			8,045	220,606	274,175
Gmx Res Inc			1,930	51,115	48,856
Grandcanyon Ed Inc			14,508	201,422	272,450
Greatbatch Inc			8,442	214,450	223,374
Guess Inc			10,150	209,935	155,795
Haemonetics Corp Mass			2,057	112,205	116,192
Harleysville Group Inc			5,461	177,190	189,649
Heartland Express Inc			11,628	170,905	183,260
Hill Intl Inc			44,961	534,404	316,526
Horizon Lines Inc			58,248	918,082	203,285
Iberiabank Corp			4,335	178,948	208,077
Iconix Brand Group Inc			38,145	639,661	373,055
Icu Medical Inc			10,013	332,992	331,816
Informatica Corp			14,360	198,302	197,156
Interwoven Inc			16,732	217,104	210,822
Inverness Med Innovations Inc			18,540	557,161	350,582
Ipc The Hospitalist Co Inc			14,497	278,450	243,976
Itt Edl Svcs Inc			2,602	199,018	247,173
J2 Global Communications			20,037	510,316	401,544
Jarden Corp			19,745	384,456	227,070
Jda Software Group Inc			11,692	202,525	153,518
Kendle Intl Inc			11,060	366,452	284,471
Lkq Corp			13,124	219,720	153,024
Lmi Aerospace Inc			30,798	605,754	350,168
Lumber Liquidators Inc			22,294	196,687	235,420

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Mantech Intl Corp			4,122	208,239	223,371
Martek Biosciences Corp			5,127	141,133	155,392
Mastec Inc			33,430	286,554	387,118
Medicines Co			25,536	498,533	376,142
Myriad Genetics Inc			2,261	140,923	149,777
National Intst Corp			10,972	307,735	196,076
National Presto Inds Inc			521	30,567	40,107
Newfield Expl Co			6,819	160,353	134,682
Old Dominion Freight Line Inc			5,889	145,933	167,589
On Assignment Inc			53,294	500,327	302,177
Onyx Pharmaceuticals Inc			6,477	182,235	221,269
Osi Pharmaceuticals Inc			2,602	98,890	101,622
Perrigo Co			10,447	347,612	337,525
Phase Forward Inc			16,801	289,661	210,347
Quanta Services Inc			12,546	178,784	248,410
Radiant Sys Inc			65,802	827,927	221,753
Scientific Games Corp			22,027	598,935	386,347
Scotts Miracle Gro Co			11,016	297,336	327,405
Smith Micro Software Inc			57,621	530,336	320,373
State Street Short Term Investment Fund			96,400	96,400	96,400
Sun Healthcare Group Inc			36,365	526,474	321,832
Teleflex Inc			5,246	234,481	262,811
Texas Roadhouse Inc			26,127	283,512	202,481
Titan Machy Inc			24,810	462,450	348,828
Triumph Group Inc New			9,604	480,308	407,771
Ttm Technologies			49,294	553,603	256,822
United Therapeutics Corp Del			3,266	189,666	204,301
Urs Corp New			6,933	239,530	282,671
Vasco Data Sec Intl Inc			25,539	254,421	263,816
Volcom Inc			13,175	197,905	143,605
Web Com Group Inc			57,826	617,876	211,643
Wet Seal Inc			110,764	524,670	328,969
Willbros Group Inc			28,261	775,893	239,372
Woodward Governor Co			12,410	393,659	285,678
World Acceptance Corp			12,788	346,486	252,689
Zoll Med Corp			7,805	221,558	147,438

Total Northpoint Small Cap Growth Fund			1,758,081	27,374,289	20,429,672

AIG International Small Cap Fund
Acino Hldgs Ag			350	65,570	75,698
Amlin			27,467	144,506	141,181
Ansaldo Sis			15,816	224,977	220,283
Arriva			21,898	258,912	189,379
Basilea Pharmaceut			733	124,628	102,481
Betsson Ab			10,100	82,365	87,487
Catlin Group Com			15,973	103,148	99,555
Chemring Group			4,503	205,660	126,248
Chloride Group			64,667	274,684	133,884
Connaught			37,261	280,356	186,430
Croda Intl			21,189	278,266	158,262
Diasorin Spa			5,735	101,843	113,671
Eaga Plc			60,435	144,714	125,556
East Asiatic Co Ltd			2,064	128,950	67,066
Ebro Puleva			9,982	132,801	135,981
Elekta Ab			9,768	192,879	95,416
Euro Currency			4,617	6,440	6,417
Evs Broadcast Equity			1,057	87,883	37,463
Faiveley			1,071	76,118	71,585
Fielmann Ag			4,195	333,482	271,130
Genmab As			745	50,748	28,225
Guerbet Sa			781	141,376	116,080
Halma			56,493	199,154	164,475
Ig Group Hldgs			56,281	390,238	207,352
Ingenico			5,398	143,211	83,217
Intrum Justitia Nv			16,857	241,121	167,339
Ishares			42,715	1,689,674	1,022,533
Lamprell Plc			29,428	221,062	49,715
Lancashire Hldgs			11,104	62,875	67,850
Mears Group			17,468	99,692	66,303
Micro Focus			36,343	166,447	147,611
Neurosearch A/S			1,332	64,202	33,342
Nomura Asset Management			284,833	3,394,907	2,774,486
Northumbrian Water			51,494	270,030	174,910
Oesterreich Post			4,548	131,858	152,357
Origin Enterprises			44,147	269,113	88,982
Paypoint Plc			15,899	182,660	114,296
Pound Sterling			24,601	35,720	35,370
Poyry Oyj			11,923	262,804	129,442
Prosegur Seguridad			5,257	214,385	171,199
Pv Crystalox Solar			52,201	142,095	75,052
Pz Cussons			64,452	181,961	150,350
Qinetiq Group			63,148	241,503	144,131
Rational Ag			664	122,151	77,863
Rotork			5,747	122,303	65,395
Rubis			2,506	214,815	157,105
Sarantis			23,201	305,970	136,741
Sechilienne Sidec			2,868	196,698	127,586
Smit International			1,527	135,752	74,480
Software Ag			1,934	99,745	107,542

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Spdr Index Shs Fds			128,744	2,450,667	2,393,342
Sperian Protection			994	113,391	61,798
State Street Short Term Investment Fund			1,169,663	1,169,663	1,169,663
Swedish Krona			20,632	2,664	2,609
Ultra Electronic			7,345	173,940	119,654
Virbac			1,427	121,121	114,942
Viscofan Sa			8,795	184,727	171,880
Vossloh Ag			2,100	262,151	232,019
Vt Group Plc			30,510	374,589	244,334
Wh Smith Plc			16,738	93,010	86,272

Total AIG International Small Cap Fund			2,641,724	18,188,375	13,953,015

Clearbridge Multi-Cap Growth Fund
Advent Software Inc			74,365	2,971,606	1,485,060
Alkermes Inc			100,217	1,673,631	1,067,316
Amgen Inc			453,075	22,689,975	26,165,057
Anadarko Pete Corp			846,957	41,102,823	32,650,192
Anesiva Inc			86,642	564,040	30,446
Ap Pharma Inc			10,980	23,168	5,270
Arris Group Inc			99,515	1,028,982	791,142
Ascent Media Corp			5,750	240,577	125,570
Astoria Finl Corp			304,246	7,803,903	5,013,970
Autodesk Incorporated			114,991	5,220,569	2,259,564
Biogen Idec Inc			476,532	30,779,192	22,697,212
Biomimetic Therapeutics Inc			117,286	1,688,923	1,081,380
Broadcom Corp			336,786	11,356,439	5,715,266
Cablevision Sys Corp			657,402	21,503,630	11,070,655
Cbs Corp Class B			58,693	1,804,812	480,696
Charming Shoppes Inc			196,542	1,768,877	479,562
Cit Group Inc New			60,689	2,238,833	275,530
Cohen + Steers Inc			100,617	3,164,395	1,105,778
Comcast Corp New			1,133,635	28,782,986	18,308,201
Comcast Corp New			141,442	3,612,437	2,387,546
Core Laboratories Nv			95,127	10,483,913	5,694,284
Covidien Ltd			251,841	10,058,537	9,126,725
Cree Inc			87,940	2,136,937	1,395,605
Discovery Communications Inc			57,495	1,063,993	769,862
Discovery Communications Inc			57,495	1,540,296	814,133
Disney Walt Co			363,837	12,177,630	8,255,465
Dsp Group Inc			85,844	1,446,465	688,466
Euro Currency			26,082	41,146	36,255
Fluor Corp New			10,920	339,433	489,985
Forest Labs Inc			540,915	20,332,978	13,777,094
Genentech Inc			25,953	1,908,303	2,151,740
Genzyme Corp			448,882	27,570,346	29,792,313
Goldman Sachs Group Inc			1,996	342,137	168,473
Intel Corp			221,796	5,607,001	3,251,528
Isis Pharmaceuticals			76,561	931,742	1,085,628
Johnson + Johnson			80,753	4,974,378	4,831,445
L 3 Communications Hldg Corp			124,673	12,225,422	9,198,364
Lasercard Corp			25,554	274,700	93,015
Liberty Global Inc			52,904	2,050,544	803,077
Liberty Global Inc			52,205	2,088,196	831,102
Liberty Media Corp New			236,769	5,468,196	4,133,981
Liberty Media Corp New			59,192	983,750	278,795
Liberty Media Corp New			295,861	5,597,690	923,086
Merrill Lynch + Co Inc			162,614	11,737,460	1,892,824
Microsoft Corp			46,016	1,309,160	894,554
Motorola Inc			84,493	1,415,259	374,304
National Oilwell Varco Inc			152,384	11,482,163	3,724,274
New York Cmnty Bancorp Inc			290,770	5,062,310	3,477,612
Nokia Corp			197,740	6,420,610	3,084,740
Nokia Oyj			49,210	1,611,660	759,293
Pall Corp			188,656	7,057,632	5,363,499
Powershares Qqq Tr			84,227	2,444,345	2,504,898
Sandisk Corp			269,509	14,731,362	2,587,286
Seagate Technology			376,933	6,273,807	1,669,815
Sirius Xm Radio Inc			1,750,611	5,111,783	210,073
Standard Microsystems Corp			53,802	1,915,889	879,124
State Street Short Term Investment Fund			7,877,545	7,877,545	7,877,545
Teradyne Inc			196,143	2,871,529	827,722
Teva Pharmaceutical Inds Ltd			54,101	2,316,083	2,303,098
Tyco Electronics Ltd			251,841	8,804,368	4,082,346
Tyco International Ltd Bermuda			251,841	11,020,571	5,439,770
Unitedhealth Group Inc			1,035,214	50,777,248	27,536,693
Valeant Pharmaceuticals Intl			243,457	3,814,963	5,575,153
Vertex Pharmaceuticals Inc			135,254	5,155,867	4,109,004
Viacom Inc New			58,693	2,283,161	1,118,690

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Weatherford International Ltd			1,441,374	41,569,228	15,595,668
World Wrestling Entmt Inc			74,365	1,100,595	823,959

Total Clearbridge Multi-Cap Growth Fund			23,983,750	533,828,129	334,497,778

Private Capital Management
Asta Fdg Inc			50,564	1,838,934	137,535
Autonation Inc Del			217,646	3,647,760	2,150,345
Avatar Hldgs Inc			63,555	3,366,961	1,685,481
Avid Technology Inc			69,451	1,940,137	757,710
Bank Hawaii Corp			25,982	1,347,234	1,173,591
Ca Inc			163,285	4,035,357	3,025,664
Capital City Bk Group Inc			47,467	1,384,682	1,292,987
Cymer Inc			15,393	392,428	337,263
Dover Downs Gaming + Entmt Inc			176,276	1,937,940	560,556
Dundee Corporation			133,206	2,615,865	669,644
Eastman Kodak Co			176,575	4,362,383	1,161,865
First Ctzns Bancshares Inc N C			16,588	2,868,760	2,534,689
Forest City Enterprises Inc			80,044	453,109	536,291
Fulton Finl Corp Pa			208,253	2,893,256	2,003,393
Glacier Bancorp Inc			36,474	768,809	693,740
Health Mgmt Assoc			318,575	1,496,522	570,249
Hearst Argyle Television Inc			212,950	4,605,508	1,290,474
Imation Corp			92,735	1,902,404	1,258,407
International Game Technology			105,925	4,118,413	1,259,450
Marcus Corp			171,079	3,327,109	2,776,614
Mentor Graphics Corp			103,527	1,254,123	535,234
Mgm Mirageinc			19,251	1,361,652	264,899
Motorola Inc			267,411	4,306,462	1,184,631
Northern Trust Corp			31,478	1,934,473	1,641,251
Novellus Sys Inc			99,730	2,724,019	1,230,663
Oppenheimer Hldgs Inc			57,459	2,461,801	740,077
Raymond James Financial Inc			92,635	2,879,248	1,586,830
Royal Caribbean Cruises Ltd			123,213	4,708,331	1,694,178
Seacoast Bkg Corp Fla			134,905	2,289,033	890,371
Sothebys			103,927	2,045,991	923,907
Sprint Nextel Corp			405,114	3,929,520	741,358
State Street Short Term Investment Fund			2,938,224	2,938,224	2,938,224
Sterling Finl Corp Wash			89,837	2,194,785	790,562
Symantec Corp			216,347	3,727,322	2,925,014
Tibco Software Inc			250,723	1,873,544	1,301,252
Trustco Bk Corp N Y			67,752	727,220	644,323
Whitney Hldg Corp			80,643	2,149,719	1,289,482
Wiley John + Sons Inc			92,335	3,807,022	3,285,271

Total Private Capital Management			7,556,534	96,616,060	50,483,475

Barrow Hanley Large Cap Value Fund
Advance Auto Parts			86,325	2,976,308	2,904,819
Allstate Corp			74,635	4,209,474	2,445,033
Altria Group Inc			124,391	2,684,678	1,873,331
American Express Co			145,273	7,711,928	2,694,812
Annaly Capital Management Inc			283,252	4,107,338	4,495,212
Applied Materials Inc			158,961	3,109,088	1,610,274
At+T Inc			190,234	7,533,660	5,421,657
Avery Dennison Corp			105,108	6,111,132	3,440,186
Axis Capital Holdings Ltd			105,807	3,792,317	3,081,112
Bank Amer Corp			156,563	7,928,472	2,204,407
Baxter Intl Inc			65,543	3,498,512	3,512,431
Bristol Myers Squibb Co			251,780	7,105,315	5,853,879
Burlington Northn Santa Fe			45,960	3,690,244	3,479,616
Capital One Finl Corp			78,531	4,488,582	2,504,363
Cardinal Health Inc			45,660	1,667,588	1,573,902
Carnival Corp			160,160	7,176,041	3,895,088
Centerpoint Energy Inc			221,007	3,662,060	2,789,104
Chevron Corp			30,274	2,633,728	2,239,332
Cigna Corp			82,128	3,229,097	1,383,859
Cit Group Inc New			259,673	4,685,257	1,178,915
* Citigroup Inc			179,643	7,809,216	1,205,403
Computer Sciences Corp			98,614	5,614,581	3,465,286
Conocophillips			95,816	7,731,211	4,963,278
Coventry Health Care Inc			111,303	6,005,894	1,656,183
Diageo Plc			37,267	2,656,345	2,114,552
Dominion Res Inc Va New			90,321	3,961,957	3,237,104
Du Pont E I De Nemours + Co			104,009	5,069,859	2,631,428
Duke Energy Hldg Corp			155,464	2,836,116	2,333,515
Eaton Corp			59,648	5,244,236	2,965,093
El Paso Corp			265,468	4,264,325	2,078,613
Emerson Elec Co			90,921	4,384,687	3,328,598
Entergy Corp New			54,253	5,621,252	4,510,013
Family Dlr Stores Inc			136,880	3,397,833	3,568,468
Gamestop Corp New			113,900	4,434,805	2,467,082
General Elec Co			97,515	1,709,605	1,579,738
Goodrich Corp			63,844	4,007,412	2,363,510
Hanesbrands Inc			164,956	4,248,173	2,103,185
Hewlett Packard Co			99,713	3,889,235	3,618,576

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Hill Rom Hldgs			94,118	2,793,667	1,549,177
Home Depot Inc			88,323	2,773,104	2,033,189
Honeywell Intl Inc			125,590	6,818,075	4,123,124
Illinois Tool Wks Inc			141,376	8,124,941	4,955,240
Imperial Tob Group Plc			104,109	9,115,729	5,632,293
Intel Corp			170,051	2,314,855	2,492,951
International Business Machs			43,162	4,327,464	3,632,534
International Game Technology			271,063	4,054,524	3,222,937
Itt Corp New			61,446	3,931,646	2,825,913
Johnson + Johnson			23,579	1,531,081	1,410,754
Jpmorgan Chase + Co			102,111	4,525,240	3,219,549
Kraft Foods Inc			100,112	3,227,978	2,688,018
L 3 Communications Hldg Corp			74,934	7,418,387	5,528,663
Lorillard Inc			34,770	2,591,353	1,959,266
Marathon Oil Corp			73,636	2,590,614	2,014,669
Mdu Res Group Inc			125,490	3,338,992	2,708,079
Murphy Oil Corp			69,032	3,898,462	3,061,552
New York Cmnty Bancorp Inc			108,105	1,862,520	1,292,941
Nokia Corp			141,376	4,255,752	2,205,471
Occidental Pete Corp			121,094	6,942,574	7,264,433
Omnicare Inc			160,759	5,036,817	4,462,680
Peoples Utd Finl Inc			259,973	4,560,099	4,635,311
Pfizer Inc			291,645	7,196,962	5,165,030
Philip Morris Intl Ord Shr			113,900	5,668,651	4,955,804
Pinnacle West Cap Corp			102,810	4,013,328	3,303,287
Pitney Bowes Inc			43,862	1,923,046	1,117,594
Quest Diagnostics Inc			65,743	3,613,719	3,412,692
Reynolds Amern Inc			48,757	3,180,602	1,965,409
Royal Caribbean Cruises Ltd			183,040	5,044,848	2,516,798
Ryder Sys Inc			63,844	3,443,884	2,475,876
Service Corp Intl			128,588	1,547,626	639,080
Sherwin Williams Co			29,774	2,085,321	1,778,994
Slm Corp			497,265	14,250,230	4,425,658
Spectra Energy Corp			237,992	5,642,291	3,745,991
Stanley Works			178,244	10,065,671	6,078,122
State Street Short Term Investment Fund			7,578,877	7,578,877	7,578,877
Travelers Cos Inc			39,266	1,556,924	1,774,807
Unitedhealth Group Inc			129,587	6,338,508	3,447,004
Verizon Communications			194,330	8,247,202	6,587,787
Wellpoint Inc			112,701	8,704,552	4,748,110
Wells Fargo + Co New			127,988	4,619,354	3,773,087
Willis Group Holdings Ltd			125,790	4,651,962	3,129,654
Wyeth			121,694	5,576,242	4,564,725
Xcel Energy Inc			217,110	4,436,758	4,027,392
Xl Capital Ltd			35,119	2,681,697	129,941

Total Barrow Hanley Large Cap Value Fund			17,852,935	392,989,690	263,031,420

Total Separately Managed Accounts			288,418,855	1,300,930,261	829,941,361

Guaranteed Investment Contracts (GICs)
BONY Mellon Stable Value Fund
** AIG Financial Products Contract No. 725839	0.15%	01/01/2025	N/A	232,464,054	195,792,320
** AIG Financial Products Contract No. 725840	6.02	01/01/2025	N/A	183,794,085	177,756,556
** ING Life & Annuity Company Contract No. 60266	4.99	01/01/2025	N/A	167,152,512	156,030,568
** JP Morgan Chase Bank Contract No. Citigroup01	5.36	N/A	N/A	68,822,460	65,203,106
Metlife and Annuity Contract (QVEC 2004)	4.00	01/01/2009	N/A	3,913,612	3,874,217
Metlife and Annuity Contract (QVEC 2005)	3.80	12/31/2010	N/A	5,631,268	5,496,138
Metlife and Annuity Contract (QVEC 2006)	1.20	01/01/2011	N/A	4,853,298	4,929,782
Metlife and Annuity Contract (QVEC 2007)	5.00	01/01/2012	N/A	5,149,130	5,309,539
Metlife and Annuity Contract (QVEC 2008)	1.00	01/01/2015	N/A	5,874,606	6,107,839
MetLife Insurance Company Contract No. 28731	4.71	11/30/2009	N/A	10,389,687	10,388,377
MetLife Insurance Company Contract No. 90008B	4.19	11/01/2010	N/A	45,811,836	46,112,435
Monumental Life Insurance (Aegon) Contract No. SV04358Q	3.27	N/A	N/A	17,129,606	17,128,096
Monumental Life Insurance (Aegon) Contract No. SV04359Q	4.41	04/30/2010	N/A	8,558,061	8,663,837
Monumental Life Insurance (Aegon) Contract No. SV04434Q	4.37	08/15/2009	N/A	12,038,116	12,036,706
Monumental Life Insurance (Aegon) Contract No. SV04489Q	4.44	11/15/2009	N/A	23,571,518	23,568,713
Monumental Life Insurance (Aegon) Contract No. SV04490Q	4.48	03/15/2010	N/A	23,605,991	23,899,347
** Natixis Financial Products Contract No. WR1937-01	0.18	01/01/2025	N/A	232,335,988	195,792,318
Natixis Financial Products Contract No. WR1937-02	6.58	N/A	N/A	20,473,264	20,468,750
Principal Capital Management Contract No. 4-29618-10	4.65	03/15/2010	N/A	47,505,828	48,168,988
** Royal Bank of Canada Contract No. Citigroup01	6.02	01/01/2025	N/A	183,770,703	177,756,556
State Street Short Term Investment Fund	1.10	N/A	N/A	116,707,155	116,707,155
SunAmerica Life Insurance Contract No. 5096	3.98	04/15/2009	N/A	36,832,328	36,828,390
SunAmerica Life Insurance Contract No. 5104	3.33	06/30/2009	N/A	30,561,270	30,558,528

Total Guarantee Investment Contracts				1,486,946,376	1,388,578,261

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Other Insurance Contract:
Universal Life Insurance Contract	5.00	N/A	N/A	28,432	28,432

				28,432	28,432

Wrapper Contracts:
AIG Financial Products Contract No. 725839			N/A	N/A	398,343
AIG Financial Products Contract No. 725840			N/A	N/A	557,731
ING Life & Annuity Company Contract No. 60266			N/A	N/A	407,227
JP Morgan Chase Bank Contract No. Citigroup01			N/A	N/A	(61,541)
Natixis Financial Products Contract No. WR1937-01			N/A	N/A	396,417
Royal Bank of Canada Contract No. Citigroup01			N/A	N/A	514,758

					2,212,935

* Participant Loans
35,769 loans to participants with interest rates of 5.00% to 8.50% with maturities up to 20 years				214,753,084	214,753,084

Totals			1,410,584,645	$10,296,368,632	$7,064,194,592

*	Parties in interest, as defined by ERISA

**	Investments are Synthetic GICs. Synthetic GICs consist of wrapper contracts, such as those issued by the issuers noted herein, combined with underlying investments.

The underlying investments include commercial paper, government treasuries/agencies, residential and commercial mortgages, commingled funds, corporate and municipal bonds and mutual funds.
See accompanying report of independent registered public accounting firm.

CITIGROUP 401(k) PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2008

							Current value
					Expenses		of asset on
	Number of	Purchase	Number of	Selling	incurred with	Cost of	transaction	Net gain
Identity and description	purchases	price	sales	price	transaction	asset sold	date	(loss)
Single transactions:
Blackrock Temp Fund	1	$673,301,560	—	$—	$—	$—	$673,301,560	$—
* Legg Mason Partners Institutional Trust Fund	—	—	1	673,286,801	—	673,286,801	673,286,801	—

Series of transactions:
Blackrock Temp Fund	56	715,796,642	173	150,398,304	—	150,398,304	866,194,946	—
* Legg Mason Partners Institutional Trust Fund	28	66,787,618	26	718,497,934	—	718,497,934	785,285,552	—

*	Party in interest, as defined by ERISA
See accompanying independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(K) PLAN

Date: June 24, 2009

	By:	/s/ Paul McKinnon

Paul McKinnon
Global Head of Human Resources

EXHIBIT INDEX

Exhibit No.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm